Chad E. Fickett Assistant General Counsel and Assistant Secretary 720 East Wisconsin Avenue Milwaukee, WI 53202-4797 414 665 1209 office chadfickett@northwesternmutual.com
VIA EDGAR and Electronic Mail

September 10, 2019

Mr. David L. Orlic

Senior Counsel, Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Northwestern Mutual Life Insurance Company (the “Company”)

Northwestern Mutual Variable Life Account II (“Registrant”)

Request for Acceleration of Effectiveness of Registration Statements

File Nos. 333-230144 and 811-21933

File Nos. 333-230143 and 811-21933

Dear Mr. Orlic:

Pursuant to our conversation on September 9, 2019 and Rule 461 of the Securities Act of 1933, as amended (the “1933 Act”), Registrant, through its depositor the Company, and Northwestern Mutual Investment Services, LLC, its principal underwriter (“Principal Underwriter”), hereby respectfully requests that the Registration Statements noted above and most recently filed as Pre-Effective Amendments on August 30, 2019 be declared effective on Thursday, September 12, 2019, or as soon as administratively possible thereafter.

The Registrant and Principal Underwriter, by their signatures below, affirm that they are aware of their respective responsibilities under the 1933 Act in connection with the public offering of the securities identified in the Pre-Effective Amendments.

Please contact the undersigned at 414-665-1209 with any questions or comments about this request.

Very truly yours,

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

By: THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Chad E. Fickett
Chad E. Fickett
Assistant General Counsel and Assistant Secretary

NORTHWESTERN MUTUAL INVESTMENT SERVICES, LLC

By:	/s/ Bradley L. Eull
Bradley L. Eull
Secretary